December 14, 2004



Mail Stop 0407


Joseph C. Lawler
President and Chief Executive Officer
CMGI, Inc.
1100 Winter Street
Waltham, Massachusetts 02451

Re:	Form 10-K for fiscal year ended July 31, 2004
      Filed October 14, 2004

      Form 8-K filed August 2, 2004

      File No. 00-23262

Dear Mr. Lawler:


      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form 10-K for fiscal year ended July 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

	Overview, page 11

1. The Overview section appears to merely repeat information contained in the Business section. As stated in Release No. 33-8350, the introduction or overview section should not be a duplicative layer of disclosure that merely repeats the more detailed discussion and analysis contained in the filing. Please amend so that your Overview section focuses on discussing the most important matters that management considers when evaluating the company`s financial condition and operating performance. As suggested by the Release, consider identifying and discussing key performance indicators, including non-financial performance indicators, that management uses to manage its business and that would be material to investors. For example, in light of the diverse nature of the two lines of businesses, consider identifying any differences in the indicators that management uses to evaluate the performance of its supply chain management business and venture capital business.

Results of Operations, page 13

2. It is the position of the SEC staff that the MD&A section should provide an adequate discussion of the underlying drivers of the business. The discussion should provide investors with an analysis and identification of significant issues as seen through the eyes of management.

* We note that on page 13 you identify a number of factors that affected revenue. Please revise your disclosure to quantify the impact of each factor.

* On page 14, you identified that the decrease of gross margin was attributed mainly to changes in the composition of products distributed and overall lower average per unit selling prices.
Please
revise your disclosure to quantify the impact of each factor.

* On page 15, you have identified a number of factors that contributed to the decline of G&A by 40%. Please revise your disclosure to quantify the impact of each factor.

For additional guidance, refer to Item 303 of Regulation S-K and SEC
Interpretive Release No. 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

3. We note management`s forward-looking statement relating to future revenues as a result of its acquisition of Modus. Please amend to provide more detail as to the future timing of management`s expectation that its supply chain management business will eventually achieve "nearly $1 billion in annual revenue."

4. Please amend to explain why your "[v]isibility remains relatively low" (page 14) and discuss any steps that you are taking to increase visibility.

	Liquidity and Capital Resources, page 26

5. The discussion of a registrant`s liquidity should not be overly general. A generic statement, such as the last sentence of your liquidity discussion, is unhelpful to an investor`s understanding of the company`s financial condition. Therefore, in addition to identifying the sources of liquidity, please amend to identify and discuss any trends, demands, events, or uncertainties that are reasonably likely to affect your liquidity (including, if possible, quantified disclosure regarding the impact on liquidity) as well as
how you intend to address any potential liquidity deficiencies.
See
Release No. 33-8056 and Release No. 33-8350.  For example, you note
on page 12 that competition in the market for supply chain
management
services, as well as industry consolidation, are expected to increase
in the future.  In light of your historical dependence on cash from
operations to meet your financial needs, you should explain how such
trends will affect your liquidity. In addition, it appears that a large percentage of the cash received during fiscal years 2004 and 2003 was derived from investing activities, such as the sale of Overture Services shares by Alta Vista. In light of this dependence on investment income, consider discussing how certain known trends
or
uncertainties, such as market volatility or decline in the overall performance of the technology sector (as described on page 35 of the
Form 10-K) could affect your future liquidity.
Finally, your amended filing should distinguish between your ability
to meet short-term liquidity needs and your ability to meet long-
term
liquidity needs.  We consider "long-term" to be in excess of the next
12 months. See Section III.C. of Release No. 33-6835 and footnote
43
of Release No. 33-8350. You should clarify whether you will have sufficient cash and other financial resources to fund operations for the next twelve months as well as beyond the next twelve months.

      Contractual Obligations, page 28

6. We refer to your disclosure on pages 7,12 and 36 that "the Company is often required to purchase and maintain adequate levels of inventory in order to meet customer needs rapidly and on a timely basis." Clarify to us if the requirement could be considered purchase obligations. If material, include in the table of Contractual Obligations.

7. We note the statement on page 28 that the "Company anticipates an
increase in contractual obligations in fiscal 2005 as a result of the
acquisition of Modus."  Supplementally, please describe the nature of
these "contractual obligations" and the estimated amounts of these
obligations, if known.   To the extent that these obligations are
discussed elsewhere, please refer us to the relevant disclosure.

8. Supplementally, please clarify whether the $13.1 million of the company`s guarantees of its subsidiaries` indebtedness is already included in the existing table of contractual obligations on page
28.

      Critical Accounting Policies, page 29

9. Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. Please revise your disclosure to provide greater insight into the quality and variability of information regarding financial condition and operating performance by discussing how accurate the estimates/assumptions have been in the past, and by providing sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release No. 33-8350, "Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations."

      Income Taxes, page 32

10. Addressing relevant guidance, tell us why it was appropriate to reduce by $76.4 million in fiscal year 2004 the company`s estimate of certain tax liabilities previously included in accrued income taxes.

      Factors That May Affect Future Results, page 34

11. Clarify to us the extent of the guarantees entered into on behalf of your current and former operating companies. Tell us how you have considered these guarantees in light of FIN 45.


Financial Statements

Note 2 - Summary of significant accounting policies

      Revenue recognition, page 50

12. We note that you revised your revenue recognition policy to comply with the provisions of EITF 00-21. Tell us in detail about the types of contracts in which you are recognizing revenue in accordance with EITF 00-21. Identify the deliverables in those contracts that contain multiple deliverables and tell us more about their nature.

      Investments, page 52

13. Tell us and disclose in future filings the composition by affiliate of the impairment losses included in "other gains (losses), net." Also, provide a schedule by affiliate of the amounts included in "Equity in losses of affiliates, net." Provide both schedules for each of the three years ended July 31, 2004.

14. Tell us how you considered the total impairment charges in your conclusion that you were not required to file financial statements for any of your equity investees in accordance with Rule 3-09 of Regulation S-X. Supplementally, provide the supporting calculation.

15. In future filings, you should disclose any impairment charges for your equity investees together with their respective equity in income
(loss) pick up.

16. Please provide the disclosures required by Rules 4-08 (g) of Regulation S-X for those investees that meet the criteria in section
210.1-02(w) for a significant subsidiary. When computing the income significance test, you should include any write-down of the investment. Revise or provide the supporting calculation.

Note 3. Segment Information, page 58

17. It appears that you have determined that you operate in only one segment. Tell us your basis for concluding that you operate in one reportable segment in accordance with SFAS 131. If you aggregated your operating segments into one reportable segment, explain to us how your operating segments met the aggregation criteria under paragraph 17 of SFAS 131, in particular, the requirement that the operating segments have similar economic characteristics.

18. We note the statement that the "Company believes that its Non-GAAP measure of operating income/(loss) provides investors with an useful supplemental measure of the Company`s operating performance."
Supplementally, please explain in more detail why you believe the measure labeled as "Non-GAAP operating income (loss)" is an useful indicator of operating performance. Specifically, since capital items are necessary to enable you to generate revenues, it is unclear how a financial measure that omits depreciation could be a relevant and useful measure of operating performance. Consider including such an expanded explanation in documents containing non-GAAP measures that are filed or furnished in the future.

Note 9. Impairment of Long-Lived Assets, Goodwill and Other
Intangible Assets, page 64

19. Addressing paragraph 30 of SFAS 142, tell us in detail how you determined that you have one reporting unit. Also, addressing paragraphs 34 and 35 of SFAS 142, tell us in detail how you assigned goodwill to your reporting unit.

Note 14 - Commitments and contingencies, page 71

20. Tell us about the nature and terms of the exclusive naming and sponsorship rights agreement at inception and as amended. Tell us about the nature of the $20 million one- time charge recorded in 2002. Tell us how you accounted for this agreement at inception, at the amendment date and prospectively.

Form 8-K furnished on August 2, 2004

21. We note that the audit report for Modus Media, Inc is not signed by the auditors. You need to comply with Article 2 of Regulation
S-X.

* * * * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Alonso Rodriguez at (202) 824-5497 or Ivette Leon at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at  (202) 824-5684 or me at with any other questions.


Sincerely,



Larry Spirgel
Assistant Director


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CMGI, Inc.
Form 10-K for fiscal year ended July 31, 2004
Page 1 of 7